Pacific Funds Series Trust NSAR 03-31-18
Exhibit 77H


Changes in Control of Registrant for Pacific Funds Small-Cap Growth:

On March 14, 2018, there was a change in control with respect to one series of the Registrant from a decrease in Pacific Life Insurance Company's percentage ownership. This decrease in ownership was a result of a redemption of shares held in Pacific Funds Small-Cap Growth. Control is determined by 25% ownership in any fund.


Portfolio                       Date            Percentage Ownership

Pacific Funds Small-Cap Growth  June 29, 2016      >25%
                                  March 14, 2018   and after  <25%